

NewAlliance Bancshares

Sterne Agee
Financial Services Symposium
February 9, 2009

Discussion Topics

- Company Profile and Business Focus

- Key 2008 Business Priorities

- Highlights of 2008

- Credit Quality

- Key 2009 Business Priorities

Company Profile

NewAlliance is a regional community bank with a significant southern New England presence:

- Approximately $8.3 billion in assets and $4.4 billion in deposits;

- 89 branches in Connecticut and Massachusetts;

- Among banks headquartered in New England, ranked 4th by asset size and ranked 3rd by market capitalization;

- Balance sheet growth driven by strong sales culture and acquisitions;

- Strong credit quality with total delinquencies (30 days +) of 1.22%;

- Strong capital - - Tier 1 risk based capital of 18.7%.

Building the NewAlliance Franchise



Leominster
Reading
Peabody
Pittsfield
Malden
Lynn
Waltham
Revere
Marlborough
Northampton
Boston
Framingham
Newton
Worcester
Norwood
Quincy
Weymouth
Holyoke
M A S S A C H U S E T T S
Randolph
Westfield
Milford
MA
Franklin
Brockton
North
Attleboro
Woonsocket
Enfield
Kingston
Attleboro
Taunton
Simsbury
Johnston
Hyde Park
Torrington
Hartford
Cranston
Poughkeepsie
Bristol
Fall River
NEW YORK
Warwick
Watertown
New Bedford
Middletown
Newburgh
Waterbury
Norwich
RHODE ISLAND
Meriden
Buzzards Bay
Cheshire
RI
CT
Newport
Danbury
New London
Shelton
Peekskill
Rhode Island
Sound
Trumbull
Great
Salt Pond
Ossining
Fairfield
Bridgeport
Long Island Sound
Block Island
Sound
New Harbor
New City
Norwalk
Gardiners Bay
Greenwich
Napeague Bay
NEW
JERSEY
Stamford
Port
Chester
Teaneck
New Rochelle
Centereach
Coram
West New York
Brentwood
East
Patchogue
Franklin
Square
Bay Shore
A t l a n t i c
O c e a n
New York
NY
West
Islip
Merrick
© 2001 Microsoft Corp. All rights reserved.

Executive Management Team

Name	Title	Years in Industry	Prior Experience
Peyton R. Patterson	Chairman, President & Chief Executive Officer	27	Dime Bancorp (NY) Chemical Bank/Chase Manhattan (NY) CoreStates Financial Corp. (PA)
Merrill B. Blanksteen	Executive Vice President, Chief Financial Officer & Treasurer	32	American Savings Bank (FL) AmeriFirst Bank (FL)
Gail E.D. Brathwaite	Executive Vice President & Chief Operating Officer	30	Dime Bancorp (NY)
Donald T. Chaffee	Executive Vice President & Chief Credit Officer	37	Dime Bancorp (NY) Chase Manhattan Bank (NY)
Diane L. Wishnafski	Executive Vice President, Consumer & Business Services	34	Dime Savings Bank of Wallingford (CT) First Bank (CT) Connecticut Bank & Trust Co. (CT)
Mark Gibson *	Executive Vice President Chief Marketing Officer	25	BBVA/Compass Bank (AL) John Ryan Company (CT)
Koon-Ping Chan	Executive Vice President & Chief Risk Officer	31	Dime Bancorp (NY) Chase Manhattan Bank (NY)

*** Joining NAL 2-18-09**

NewAlliance Bancshares

2008 Business Priorities

PRIORITY: Focus on profitable organic balance sheet growth;

PRIORITY: Maintain vigilant risk management focus;

PRIORITY: Invest in technology and breadth of business capabilities;

PRIORITY: Deploy capital opportunistically.

Consolidated Statements of Income

(In millions) (Unaudited)		Twelve Months Ended December 31,					
		2008		2007		Variance	
Interest and dividend income	$	399.2	$	403.3		(1.0)	%
Interest expense		209.1		228.2		(8.4)	%
Net interest income before provision		190.1		175.0		8.6	%
Provision		13.4		4.9		173.5	%
Net interest income after provision		176.7		170.1		3.9	%
Total non-interest income		55.9		31.2	(1)	79.2	%
Total non-interest expense		166.6		162.4	(2)	2.6	%
Income before income taxes		66.0		38.9	(3)	69.7	%
Income tax provision		20.7		15.1	(4)	37.1	%
Net income	$	45.3	$	23.8	(5)	90.3	%
Basic and Diluted EPS		0.45		0.23			
Net interest margin		2.61%		2.48%			

Proforma 12/31/07 Data:

(1) $59.5 million before net loss on sale of restructured securities

(2) $164.9 million before merger and related costs

(3) $64.6 million before net loss on sale of restructured securities and merger related costs

(4) $18.7 million before charitable contribution valuation allowance adjustment

(5) $45.9 million before net loss on sale of restructured securities, merger related costs & charitable contribution valuation allowance adjustment

NewAlliance Bancshares

Highlights of 2008

Priority

Focus on profitable organic balance sheet growth:

Performance Against Goals

- Total deposits up 2% year over year; core deposits up 16%;

- Savings accounts up 19% over '07;

- Total loans up 5% from '07, mostly from residential mortgages;

- NIM improved 13 bps from a year ago to 2.61%;

- Loan originations up 16% from 2007;

- Loan to deposit ratio improved to 112% from 114% at June '08.

Loan Originations



Year End Loan Balances



Year End Deposit Balances



Deposit Pricing Trends



Weighted average cost of total deposits for the month

NewAlliance Bancshares

2008 Year End Highlights

Priority

Maintain vigilant risk management focus:

- Accelerated account monitoring;

- Introduced credit scoring on commercial loan portfolio.

Performance Against Goals

- Total delinquencies of 122 bps;

- Non-performing loans to total loans at 77 bps;

- Net charge-offs of 15 bps;

- Adequate reserve coverage at 101 bps.

2008 Year End Highlights

Priority

Invest in technology and breadth of business capabilities:

Performance Against Goals

- Expanded Internet sales channel;

- Converted to imaged statements and offered e-statements;

- Introduced Cash Rewards Program;

- Upgraded branch platform.

 NewAlliance Bancshares

2008 Year End Highlights

Priority

Deploy capital opportunistically:

Performance Against Goals

- Twice "well capitalized" regulatory benchmark;
  - ◇ Tier 1 capital 11.1%;
  - ◇ Tier 1 risk-based capital of 18.7%;
- Repurchased 1.7 million shares at average price of $12.33.
- Did not apply for the TARP since it would have:
  - ◇ Restricted share repurchases;
  - ◇ Restricted dividend increases;
  - ◇ Diluted current shares through grant of warrants;
  - ◇ Reduced EPS & ROE.

2008 Year End Stock Price Performance



NAL up 14%



NewAlliance Bancshares

Credit Quality

2008 Credit Quality vs. Peers



Delinquency Rates, Total Loans and Leases
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
All National
All CT
New Alliance

	September 30, 2008
All National	3.84%
All CT	1.85%
NewAlliance	1.05%

NewAlliance Bancshares

Residential Portfolio Snapshot

December 31, 2008

Total portfolio:	$2.5 billion
Percent of total loans:	50%



7%
2%
2%
2%
87%
OWNER-SINGLE-FAMILY
OWNER-CONDO
OWNER-MULTI-FAMILY
NON-OWNER-OCCUPIED
SECOND-HOME

• Total delinquencies	1.00%
• Net credit losses	0.01%
• Average FICO	747
• Average LTV	<50%

Residential Portfolio Score Distribution

December 31, 2008



Residential Mortgage FICO/LTV/Volume Matrix

December 31, 2008

Majority of loans have both high FICO scores and low LTVs



1.02%

Only 1.02% of Mortgages are designated high risk ($25 million)

Home Equity Portfolio Snapshot
December 31, 2008

Total portfolio:	$714 million
Percent of total loans:	14%



HELOAN 58%

HELOC 42%

- Total delinquencies   0.59%
- Net credit losses   0.06%
- Average CLTV   <50%
- Line utilization   45%

Total CRE Portfolio Snapshot

December 31, 2008

Total portfolio:	$1.2 billion
Percent of total loans:	25%



Construction to Permanent
8%

CRE

88%

4%

Residential Development

• Total delinquencies	1.76%
• Non-performing loans	1.51%
• Net credit losses	0.40%

CRE Portfolio Snapshot
December 31, 2008



Legend:
- □ Retail
- ◻ Office
- ◼ Warehouse
- ◼ Mixed Use*
- ◼ Apartments
- ◼ Medical
- ◼ All Others

Balanced distribution of risk

* Primarily retail/office & retail/apartments

Residential Development Portfolio Snapshot
December 31, 2008

Total portfolio:	$48 million
Percent of total loans:	0.96%



Legend:
- ■ RESIDENTIAL (individual homes)
- ■ SUBDIVISION
- ■ ALL OTHERS
- ■ CONDO (age restricted)
- ■ CONDO (non-age restricted)
- ■ LAND

▪ Total condo portfolio	$20.6 million
▪ Total NPL's for condo portfolio	$9.4 million

C&I Portfolio Snapshot
December 31, 2008

Total portfolio	$459 million
Percent of total loans	9%



Legend:
- Term Loans
- SBA Loans
- SBA Certificates
- Leases
- Lines of Credit

56%
4%
4%
2%
34%

• Total delinquencies	1.96%
• Net credit losses	0.19%

C&I Portfolio Snapshot
December 31, 2008



No excessive concentrations

2008 Net Charge-offs by Category

($s in thousands)	Portfolio size	Charge-offs	B.P.
Residential	2,546,018	598	2
Consumer	737,005	956	13
Residential Development	47,700	4,213	883
Other Commercial Construction	95,910	0	0
Commercial Real Estate	1,077,200	651	6
C&I	458,952	884	19
Total	4,962,785	7,302	15

Investment Portfolio
December 31, 2008

Total Portfolio $2.4 billion



A
1%

AA
1%

AAA
6%

Treasury /
Agency
92%

Floating Rate Trust Preferred Debt:
Individual Names (A- to AA)
    Book $38.4 million   Market $25.5 million
Pools (AA to AAA)
    Book $6.8 million   Market $3.6 million
Fixed Rate Trust Preferred Debt:
 Individual Names (A- to AA)
    Book $2.5 million   Market $2.1 million


NewAlliance Bancshares

Gap Report December 2008

	Dec-08		< 3 Months		3 - 12 Months		< 1 Year Gap	
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
Assets:								
Cash and Due From Banks	98,131	-	-	-	-	-	-	-
Short Term Investments	101,000	1.64	101,000	1.64	-	-	101,000	1.64
Long Term Investments	2,313,166	4.91	484,769	4.25	734,337	5.05	1,219,105	4.73
Total Investments:	**2,414,166**	**4.77**	**585,769**	**3.80**	**734,337**	**5.05**	**1,320,105**	**4.50**
Loans - Adjustable and Variable	2,974,495	5.38	791,035	4.36	561,931	5.65	1,352,966	4.90
Loans - Fixed	1,946,555	5.85	142,577	5.90	374,078	5.87	516,655	5.88
Total Loans:	**4,921,050**	**5.57**	**933,612**	**4.59**	**936,008**	**5.74**	**1,869,620**	**5.17**
Nonaccrual Loans	44,503	-	-	-	-	-	-	-
Other Assets	819,472	-	-	-	-	-	-	-
Total Assets	**8,297,321**	**4.69**	**1,519,381**	**4.29**	**1,670,345**	**5.44**	**3,189,726**	**4.89**
Liabilities:								
Certificates of Deposit	1,774,259	3.32	348,421	2.66	901,778	3.26	1,250,199	3.09
Core Accounts	2,691,391	1.51	43,584	2.25	1,092,191	2.11	1,135,775	2.11
Total Deposits:	**4,465,650**	**2.23**	**392,005**	**2.62**	**1,993,969**	**2.63**	**2,385,974**	**2.63**
Borrowed Money	2,376,496	4.29	288,646	3.04	407,755	4.49	696,402	3.89
Other Liabilities	73,959	-	-	-	-	-	-	-
Total Liabilities	**6,916,106**	**2.91**	**680,651**	**2.80**	**2,401,725**	**2.94**	**3,082,376**	**2.91**
Capital:	1,381,216	-	-	-	-	-	-	-
Total Liabilities & Equity	**8,297,321**	**2.43**	**680,651**	**2.80**	**2,401,725**	**2.94**	**3,082,376**	**2.91**
Total Rate Sensitive Assets:	7,317,747	5.32	1,519,381	4.29	1,670,345	5.44	3,189,726	4.89
Total Rate Sensitive Liabilities:	6,329,349	3.18	680,651	2.80	2,401,725	2.94	3,082,376	2.91
Cumulative RSA/RSL:			2.23		1.03		1.03	
Period Gap:			838,729		(731,380)			
Cumulative Gap:			838,729		107,350		107,350	
Cumulative Gap/Total Assets:			10.11%		1.29%		1.29%	

NewAlliance Bancshares



NewAlliance Bancshares

Outlook for 2009

Outlook for 2009

NewAlliance enters 2009 with a strong balance sheet and healthy capital levels. This places us at a competitive advantage to grow the franchise and to focus on the core earnings of the company.

Our priorities in 2009 will be to:

- **Strengthen the margin;**

- **Build "core" fee income momentum;**

- **Maintain flat expenses;**

- **Aggressively manage credit quality;**

- **Seize opportunities to grow the franchise.**

NewAlliance Bancshares

Outlook for 2009

Priority:

Key Tactics:

STRENGTHEN THE MARGIN:

- Seize opportunities to originate mortgages at favorable spreads;

- Use pricing power to improve commercial loan yields;

- Accelerate core deposits;

- Reduce cost of deposits.

 NewAlliance Bancshares

Outlook for 2009

Priority:	BUILD "CORE" FEE INCOME:

Key Tactics:

- Increase depositor service charge income;

- Accelerate loan servicing income from sale of fixed rate residential loans;

- Expand Wealth Management fee revenues.

 NewAlliance Bancshares

Outlook for 2009

| Priority: | AGRESSIVELY MANAGE CREDIT QUALITY: |

| Key Tactics: |

- Continue heightened account monitoring;

- Routinely update FICO scores and LTV ratios;

- Conduct routine drill-downs on high risk segments of portfolio;

- Ensure adequate collections staffing.

NewAlliance Bancshares

Outlook for 2009

Priority:

MAINTAIN FLAT EXPENSES:

Key Tactics:

- Offset higher regulatory costs (e.g. FDIC);

- Implement process improvements;

- Execute on bank-wide sourcing project.

 NewAlliance Bancshares

Outlook for 2009

Priority:

Key Tactics:

SEIZE OPPORTUNITIES TO GROW THE FRANCHISE:

- Leverage consumers' "flight to safety" to capture market share;

- Acquire banks that provide EPS accretion;

- Seize opportunities to purchase regional branch divestitures.

NewAlliance Bancshares

Organizational Strengths

- **Management depth**

- **Strong sales culture**

- **Risk management; Strong asset quality**

- **Regulatory compliance**

- **Disciplined acquirer and integrator**

- **Capital management**

Disclaimer & Forward-Looking Statements

Statements in this document and presented orally at the conference, if any, concerning future results, performance, expectations or intentions are forward-looking statements. Actual results, performance or developments may differ materially from forward-looking statements as a result of known or unknown risks, uncertainties and other factors, including those identified from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications. Actual results also may differ based on the Company's ability to successfully maintain and integrate customers from acquisitions.

The Company intends any forward-looking statements to be covered by the Litigation Reform Act of 1995 and is including this statement for purposes of said safe harbor provisions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date as of which such statements are made.

The Company's capital strategy includes deployment of excess capital through acquisitions. The Company's results reported above reflect the impact of acquisitions completed within the periods reported. Past and future acquisitions are expected to continue to impact the Company's results in future periods.



NewAlliance Bancshares